Exhibit 99.1

CNFinance Announces First Half of 2024

Unaudited Financial Results

GUANGZHOU, China, August 27, 2024 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced its unaudited financial results for the first half of 2024 ended June 30, 2024.

First Half of 2024 Operational and Financial Highlights

●	Total outstanding loan principal[1] was RMB16.0 billion (US$2.2 billion) as of June 30, 2024, representing an increase of 9.6% from RMB14.6 billion as of June 30, 2023.

●	Total interest and fees income were RMB926.5 million (US$127.5 million) in the first half of 2024, representing an increase of 4.7% from RMB884.5 million in the same period of 2023.

●	Net revenue under the commercial bank partnership model was RMB58.4 million (US$8.0 million) in the first half of 2024, representing an increase of 16.6% from RMB50.1 million in the same period of 2023.

●	Net interest and fees income after collaboration cost increased by 5.3% to RMB424.0 million (US$58.3 million) for the first half of 2024 from RMB402.7 million in the same period of 2023.

“In response to macroeconomic uncertainties, we concentrated on strengthening our business foundation and ensuring asset quality during the first half of 2024. In the first half of 2024, we originated loans in total of RMB6.9 billion, bringing total outstanding loan principal to approximately RMB16.0 billion as of June 30, 2024, representing an approximate 9.6% increase compared to June 30, 2023. Due to the increase of outstanding loan principal, our total interest and fees income increased by 4.7% to RMB926.5 million. During the first half of 2024, we strengthened our collaboration with an asset management company in collection of delinquent loans. By enforcing the collection of delinquent loans, the recoveries through settlements have significantly increased, and we have recorded a recovery rate of 110% in the first half of 2024. In the first half of 2024, we have continued to extend substantial support to sales partners and helped to ease their liquidity pressure. At the same time, due to the increase of outstanding loan principal and the fact that we have maintained a prudent approach to evaluating credit losses, our provision for credit losses increased to RMB170.8 million in the first half of 2024. Taking into account these factors, we recorded a net income of approximately RMB48.0 million in the first half of 2024.

Facing the uncertainty associated with the general economy condition, we will prioritize asset quality and profitability of our business. In order to further improve asset quality, we will optimize our credit assessment models to refine our screening of new applications. We will also strengthen our support to sales partners and foster a collaborative approach to enable more of our sales partners to continue working with us under the principle of “shared risk, shared returns”. In order to increase our profit margin, we will work on further reducing financing costs and refine our customer sourcing network. At the same time, we will continue to leverage our product strengths of being “accessible, affordable and efficient,” while enhance and diversify our product offerings across various scenarios to sustain growth.” Commented Mr. Zhai Bin, Chairman and CEO of CNFinance.

[1]	Refers to the total amount of loans outstanding for loans CNFinance originated under the trust lending model and commercial bank partnership model at the end of the relevant period.

First Half of 2024 Financial Results

Total interest and fees income increased by 4.7% to RMB926.5 million (US$127.5 million) for the first half of 2024 from RMB884.5 million in the same period of 2023.

Interest and financing service fees on loans increased by 3.3% to RMB834.1 million (US$114.8 million) for the first half of 2024 from RMB807.4 million in the same period of 2023, primarily attributable to the increase of average daily outstanding loan principal in the first half of 2024 as compared to the same period of 2023.

Interest income charged to sales partners, representing fee charged to sales partners who choose to repurchase default loans in installments, increased by 25.9% to RMB83.1 million (US$11.4 million) for the first half of 2024 from RMB66.0 million in the same period of 2023, primarily attributable to an increase in the loans that were repurchased by the sales partners in installments.

Interest on deposits with banks decreased by 17.0% to RMB9.3 million (US$1.3 million) for the first half of 2024 from RMB11.2 million in the same period of 2023, primarily due to decreased average daily balance of time deposits.

Total interest and fees expenses increased by 9.7% to RMB401.7 million (US$55.3 million) in the first half of 2024 from RMB366.3 million in the same period in 2023.The increase in total interest and fees expenses was mainly due to the increase in average daily balance of interest-bearing borrowings.

Net interest and fees income was RMB524.8 million (US$72.2 million) for the first half of 2024, representing an increase of 1.3% from RMB518.2 million in the same period of 2023.

Net revenue under the commercial bank partnership model, representing fees charged to commercial banks for services including introducing borrowers, initial credit assessment, facilitating loans from the banks to the borrower and providing technical assistance to the borrower and banks, net of fees paid to third-party insurance company and commissions paid to sales channels, was RMB58.4 million (US$8.0 million) for the first half of 2024 as compared to RMB50.1 million in the same period of 2023. In the first half of 2024, the majority of borrowers were introduced by sales partners and the commission paid to sales channels has decreased, which has ultimately led to an increase in the net revenue under the commercial bank partnership model.

Collaboration cost for sales partners decreased by 3.9% to RMB159.2 million (US$21.9 million) for the first half of 2024 from RMB165.6 million in the same period of 2023.

Net interest and fees income after collaboration cost increased by 5.3% to RMB424.0 million (US$58.3 million) for the first half of 2024 from RMB402.7 million in the same period of 2023.

Provision for credit losses representing provision for credit losses under the trust lending model and the expected credit losses of guarantee under the commercial bank partnership model in relation to certain financial guarantee arrangements the Company entered into with a third-party guarantor, who provides guarantee services to commercial bank partners, increased by 31.8% to RMB170.8 million (US$23.5 million) for the first half of 2024 from RMB129. 6 million in the same period in 2023. The increase was mainly due to the increase in outstanding loan principal.

Realized gains on sales of investments, net representing realized gains from the sales of investment securities, were RMB1.2 million (US$0.2 million), compared to RMB15.7 million for the same period of 2023. The Company purchased less investment securities as compared to the same period of 2023.

Other gains, net were RMB11.1 million (US$1.5 million) for the half of 2024 as compared to gains of RMB16.7 million in the same period of 2023.

Total operating expenses increased by 14.4% to RMB204.7 million (US$28.2 million) in the first half of 2024, compared with RMB179.0 million in the same period of 2023.

Employee compensation and benefits were RMB86.9 million (US$12.0 million) in the first half of 2024 as compared to RMB95.0 million in the same period in 2023.

Taxes and surcharges decreased by 26.8% to RMB12.0 million (US$1.7 million) in the first half of 2024 from RMB16.4 million in the same period of 2023, primarily attributable to the decrease of “service fees charged to trust plans” which is a non-deductible item in value added tax (“VAT”). According to the PRC tax regulations, “service fees charged to trust plans” incur a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” decreased in the first half of 2024 compared to the same period of 2023.

Operating lease cost was RMB8.8 million (US$1.2 million) for the first half of 2024 as compared to RMB7.8 million for the same period of 2023.

Other expenses increased by 62.2% to RMB97.0 million (US$13.3 million) in the first half of 2024 from RMB59.8 million in the same period of 2023, primarily due to the increase in fees paid to a third-party asset management company to collect delinquent loans.

Income tax expense was RMB11.0 million (US$1.5 million) in the first half of 2024, as compared to RMB29.2 million in the same period of 2023, primarily due to the decrease in taxable income in the first half of 2024 as compared to the same period of 2023.

Effective tax rate was 18.7% in the first half of 2024 as compared to 23.9% in the same period of 2023. The decrease in effective tax rate was mainly due to that one of the Company’s subsidiaries was classified as a qualified software enterprise whose revenue is tax-exempted according to the PRC tax regulations.

Net income was RMB48.0 million (US$6.6 million) in the first half of 2024, as compared to RMB93.1 million in the same period of 2023.

Basic and diluted earnings per ADS were RMB0.70 (US$0.10) and RMB0.70 (US$0.10), respectively, in the first half of 2024, compared to RMB1.36 and RMB1.22, respectively, in the same period of 2023.

As of June 30, 2024, the Company had cash and cash equivalents and restricted cash of RMB1.6 billion (US$0.2 billion), compared with RMB2.0 billion as of December 31, 2023, including RMB1.0 billion (US$0.1 billion) and RMB1.5 billion from structured funds as of June 30, 2024 and December 31, 2023, respectively, which could only be used to grant new loans and activities.

The delinquency ratio (excluding loans held for sale) for loans originated by the Company increased from 15.5% as of December 31, 2023 to 17.4% as of June 30, 2024. The delinquency ratio for first lien loans (excluding loans held-for-sale) decreased from 17.4% as of December 31, 2023 to 16.5% as of June 30, 2024, and the delinquency ratio for second lien loans (excluding loans held-for-sale) increased from 14.4% as of December 31, 2023 to 18.1% as of June 30, 2024.

The NPL ratio (excluding loans held for sale) for loans originated by the Company was 1.2% as of June 30, 2024 compared to 1.1% as of December 31, 2023. The NPL ratio for first lien loans (excluding loans held-for-sale) decreased from 1.4% as of December 31, 2023 to 1.1% as of June 30, 2024, and the NPL ratio for second lien loans (excluding loans held-for-sale) increased from 0.9% as of December 31, 2023 to 1.3% as of June 30, 2024.

Recent Development

Share Repurchase

On March 16, 2022, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of American depositary shares (“ADSs”) during a period of up to 12 months commencing on March 16, 2022. On March 16, 2024, the Company’s board of directors authorized to extend the share repurchase program for 24 months commencing on March 16, 2024, and raise the cap of such plan to USD30.0 million, commencing on May 27, 2024. As of June 30, 2024, the Company had repurchased an aggregate of approximately US$17.6 million worth of its ADSs under this share repurchase program.

Conference Call

CNFinance’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, August 27, 2024 (8:00 PM Beijing/ Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1-412-902-4272
Mainland China	+86-4001-201203
United States:	+1-888-346-8982
Hong Kong:	+852-301-84992
Passcode:	CNFinance

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET September 2, 2024.

Dial-in numbers for the replay are as follows:

International:	+1-412-317-0088
United States:	+1-877-344-7529
Passcode:	6689462

A live and archived webcast of the conference call will be available on the Investor Relations section of CNFinance’s website at http://ir.cashchina.cn/.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2024, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, fluctuations in general economic and business conditions in China, and relevant government laws, regulations, rules, policies or guidelines relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance, through its operating subsidiaries in China, conducts business by connecting demands and supplies through collaborating with sales partners and trust companies under the trust lending model, and sales partners, local channel partners and commercial banks under the commercial bank partnership model. Sales partners and local channel partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities and other major cities in China. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated balance sheets

(In thousands, except for number of shares)

	December 31, 2023	June 30, 2024
	RMB	RMB	US$
Assets
Cash, cash equivalents and restricted cash	2,001,602	1,612,140	221,838
Loans principal, interest and financing service fee receivables	9,815,754	10,167,752	1,399,129
Allowance for credit losses	781,795	755,279	103,930
Net loans principal, interest and financing service fee receivables	9,033,959	9,412,473	1,295,199
Loans held-for-sale	2,471,414	3,213,653	442,213
Investment securities	413,908	320,735	44,135
Property and equipment	8,159	190,069	26,154
Intangible assets and goodwill	3,015	3,007	414
Deferred tax assets	92,225	108,025	14,865
Deposits	163,114	174,534	24,017
Right-of-use assets	27,828	22,874	3,148
Guaranteed assets	875,031	1,003,040	138,023
Other assets	1,274,091	1,218,465	167,666

Total assets	16,364,346	17,279,015	2,377,672

Liabilities and shareholders’ equity

Interest-bearing borrowings
Borrowings under agreements to repurchase	686,581	1,210,705	166,599
Other borrowings	8,243,615	8,316,767	1,144,425
Accrued employee benefits	25,663	16,492	2,269
Income taxes payable	181,032	188,850	25,987
Deferred tax liabilities	72,579	72,289	9,947
Lease liabilities	26,073	21,512	2,960
Credit risk mitigation position	1,589,184	1,644,925	226,349
Other liabilities	1,530,692	1,748,701	240,630

Total liabilities	12,355,419	13,220,241	1,819,166

Ordinary shares (USD0.0001 par value; 3,800,000,000 shares authorized; 1,559,576,960 shares issued and 1,371,643,240 shares outstanding as of December 31, 2023 and June 30, 2024, respectively	917	917	126
Treasury stock	(118,323)	(122,396)	(16,842)
Additional paid-in capital	1,031,721	1,031,721	141,970
Retained earnings	3,103,957	3,151,897	433,715
Accumulated other comprehensive losses	(9,345)	(3,365)	(463)
Total shareholders’ equity	4,008,927	4,058,774	558,506
Total liabilities and shareholders’ equity	16,364,346	17,279,015	2,377,672

CNFINANCE HOLDINGS LIMITED

Unaudited condensed consolidated statements of comprehensive income

(In thousands, except for earnings per share and earnings per ADS)

	Six months ended June 30
	2023	2024	2024
	RMB	RMB	US$
Interest and fees income

Interest and financing service fees on loans	807,372	834,101	114,776
Interest income charged to sales partners	65,967	83,089	11,434
Interest on deposits with banks	11,162	9,300	1,279

Total interest and fees income	884,501	926,490	127,489

Interest expenses on interest-bearing borrowings	(366,286)	(401,738)	(55,281)

Total interest and fees expenses	(366,286)	(401,738)	(55,281)

Net interest and fees income	518,215	524,752	72,208

Net revenue under the commercial bank partnership model	50,059	58,390	8,035

Collaboration cost for sales partners	(165,583)	(159,171)	(21,903)
Net interest and fees income after collaboration cost	402,691	423,971	58,340

Provision for credit losses	(129,621)	(170,751)	(23,496)

Net interest and fees income after collaboration cost and provision for credit losses	273,070	253,220	34,844

Realized gains on sales of investments, net	15,718	1,150	158
Net losses on sales of loans	(4,163)	(1,754)	(241)
Other gains, net	16,709	11,056	1,521

Total non-interest income	28,264	10,452	1,438

Operating expenses
Employee compensation and benefits	(94,962)	(86,926)	(11,961)
Taxes and surcharges	(16,435)	(12,023)	(1,654)
Operating lease cost	(7,832)	(8,780)	(1,208)
Other expenses	(59,769)	(96,954)	(13,342)

Total operating expenses	(178,998)	(204,683)	(28,165)
Income before income tax expense	122,336	58,989	8,117
Income tax expense	(29,221)	(11,049)	(1,520)

Net income	93,115	47,940	6,597

Earnings per share
Basic	0.07	0.04	0.005
Diluted	0.06	0.04	0.005
Earnings per ADS (1 ADS equals 20 ordinary shares)
Basic	1.36	0.70	0.10
Diluted	1.22	0.70	0.10

Other comprehensive Income
Foreign currency translation adjustment	7,378	5,980	823
Comprehensive income	100,493	53,920	7,420
Less: net income attributable to non-controlling interests	8,937	-	-
Total comprehensive income attributable to ordinary shareholders	91,556	53,920	7,420